July 28, 2017

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Fund Series Trust

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, an amended proxy statement/prospectus under the Securities Act of 1933, as amended, on Form N-14. The amended proxy statement/prospectus is filed in connection with the planned reorganization of the Exceed Defined Shield Index Fund, a series of Forum Funds into the Catalyst/Exceed Defined Shield Fund, a series of the Trust. The amended proxy statement/prospectus incorporates changes made in connection with comments received from the Commission with respect to the N-14.

On behalf of the Registrant, we will request acceleration of the effective date by separate letter. Series Trust.

Please direct comments and questions to the undersigned at (614) 469-3264.

Sincerely,

/s/ Emily M. Little

Emily M. Little

Don.Mendelsohn@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6546	DM:cm 853918.2